Material Fact July | 2026

Azul to List on the NYSE and
Voluntarily Delist from NYSE American

São Paulo, July 6, 2026 – Azul S.A. (B3: AZUL3, NYSE American: AZUL) (“Azul” or the “Company”), the largest airline in Brazil by number of cities served, hereby informs its shareholders and the market in general that the Company’s American Depositary Shares, each representing two common shares of the Company (“ADSs”), and the common shares represented thereby, have been approved for listing on the New York Stock Exchange LLC (“NYSE”) and the Company will voluntarily delist from NYSE American LLC (“NYSE American”).

Transfer of Listing to the NYSE

The Company has arranged for its ADSs and the common shares represented thereby to be listed on the NYSE. Subject to the satisfaction of the applicable listing conditions, the Company expects that the listing on the NYSE will become effective on July 9, 2026, with trading of the ADSs under the ticker symbol “AZUL” commencing at market open on such date.

“Our listing on the New York Stock Exchange marks the beginning of a new chapter for Azul. Following our successful restructuring, we have emerged as a stronger company, with enhanced governance, a simplified capital structure, and a solid foundation for long-term value creation. The NYSE listing is expected to enhance our visibility within the global investment community, expand our access to institutional investors, and further strengthen our position in the international capital markets,” said John Rodgerson, Azul's CEO.

Voluntary Delisting from NYSE American

In connection with the transfer of its listing to the NYSE, the Company is voluntarily withdrawing its ADSs and the common shares represented thereby from listing on NYSE American. The withdrawal from NYSE American is being made because the Company has arranged for listing on the NYSE, which the Company believes will better serve its shareholders and the broader investment community. Concurrently with this announcement, the Company has delivered written notice to NYSE American of its intent to withdraw from listing on NYSE American, in accordance with Rule 12d2-2(c) under the Securities Exchange Act of 1934 and Section 1010(d) of the NYSE American Company Guide.

The Company intends to file an application on Form 25 with the Securities and Exchange Commission (the “SEC”) to delist its ADSs and the common shares represented thereby from NYSE American no earlier than 10 calendar days following the date of delivery of the notice to NYSE American (i.e., on or after July 16, 2026). The Form 25 will become effective 10 calendar days after filing with the SEC. The Company will ensure that the Form 25 does not become effective prior to the date on which the transfer of the listing to the NYSE is completed.

Additional Information

The Company’s common shares will continue to be listed and traded on B3 S.A. – Brasil, Bolsa, Balcão under the ticker symbol “AZUL3”. Existing holders of common shares and ADSs are not required to take any action in connection with the transfer of listing from NYSE American to the NYSE.

Material Fact July | 2026

Azul will keep its shareholders and the market informed of any new information on the matters presented in this Material Fact.

About Azul

Azul S.A. (B3: AZUL3; NYSE American: AZUL), the largest airline in Brazil by departures and cities served, offers approximately 800 daily flights to over 137 destinations. With an operating fleet of over 180 aircraft and more than 14,000 Crewmembers, the Company has a network of 250 non-stop routes. In 2020, Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information, visit https://ri.voeazul.com.br.

Contact
Investor Relations                         Press Relations
Tel: +55 11 4831 2880                      Tel: +55 11 98196-1035
invest@oeazul.com.br imprensa@voeazul.com.br